                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2000

         OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to_____________.



Commission file number:  333-


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                 Cox Radio, Inc.
                        1999 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Cox Radio, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319


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
                                                       Page Number in This Report
                                                       --------------------------
ITEMS 1 AND 2

FINANCIAL STATEMENTS

Independent Auditors' Report ......................               5

Statements of Net Assets Available for Benefits
    as of December 31, 2000 and 1999...............               6

Statements of Changes in Net Assets Available
    for Benefits for the period from August 2,
    1999 (Inception) to December 31, 1999 and for
    the year ended December 31, 2000 ..............               7

Notes to Financial Statements .....................               8

EXHIBIT

Consent of Deloitte & Touche LLP ..................              10


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                                  EXHIBIT INDEX



Exhibit
Number
------

   23             Consent of Deloitte & Touche LLP


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.


                                      COX RADIO, INC.
                                      1999 EMPLOYEE STOCK PURCHASE PLAN




Date: March 30, 2001                  By:      /s/ Andrew A. Merdek
                                         ---------------------------------
                                               Andrew A. Merdek
                                               Cox Radio, Inc.
                                               Corporate Secretary


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\









INDEPENDENT AUDITORS' REPORT



Sponsor and Participants
Cox Radio, Inc.
  1999 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Radio, Inc. 1999 Employee Stock Purchase Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the period from August 2, 1999 (Inception) to December 31, 1999 and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the period from August 2, 1999 (Inception) to December 31, 1999 and for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
--------------------------

Atlanta, Georgia
March 28, 2001

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COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2000 AND 1999


ASSET                                               2000                1999
                                                -----------           ---------

Receivable from Plan Sponsor                    $ 1,981,203           $ 417,981


LIABILITY

Distributions due to Plan participants           (1,981,203)           (417,981)
                                                -----------           ---------

    Net assets available for benefits           $        --           $      --
                                                ===========           =========


See notes to financial statements.


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COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                             PERIOD FROM
                                                                            AUGUST 2, 1999
                                                          YEAR ENDED        (INCEPTION) TO
                                                         DECEMBER 31,        DECEMBER 31,
                                                             2000                1999
                                                         ------------        ------------

ADDITION TO NET ASSETS ATTRIBUTED TO -
  Employee contributions                                 $ 1,704,996           $ 418,507

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals from Plan                                     (141,774)               (526)
  Distributions due to active Plan participants           (1,563,222)           (417,981)
                                                         -----------           ---------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of period                                             --                  --
                                                         -----------           ---------

  End of period                                          $        --           $      --
                                                         ===========           =========


See notes to financial statements.

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


COX RADIO, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE PERIOD
AUGUST 2, 1999 (INCEPTION) TO DECEMBER 31, 1999 AND FOR THE YEAR ENDED DECEMBER 31, 2000


1.       DESCRIPTION OF PLAN

         The Cox Radio, Inc. 1999 Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan, which provides employees of Cox Radio, Inc. (the "Plan Sponsor") the option to purchase stock at a discounted price.

         On February 7, 2000, the Plan Sponsor announced that its Board of Directors approved a three-for-one stock split. At the Annual Meeting of stockholders on May 11, 2000, the stockholders voted to amend Cox Radio's Certificate of Incorporation to effect the stock split. The stock split resulted in a decrease in par value of each share, including shares of preferred stock (authorized with no shares currently outstanding), from $1.00 to $0.33 per share. All share and per share information contained herein has been adjusted to reflect the impact of this stock split.

         General - The Plan was adopted by the Plan Sponsor during 1999 to allow eligible employees to purchase Plan Sponsor stock (up to 750,000 shares in the aggregate) at a discounted price. Any regular employee of the Plan Sponsor who was employed by the Plan Sponsor and its subsidiary corporations as of February 1, 1999 or any employee who was employed by a radio station acquired by the Plan Sponsor on or before August 1, 1999 is eligible to participate in the Plan. A "regular employee" means any employee regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. The purchase price was determined as 85% of the average fair market value of the Plan Sponsor's stock during the ten trading days ended August 2, 1999, which equaled $16.05. "Fair Market Value" means the closing prices per share as reflected by composite transactions on the New York Stock Exchange. Employees subscribed to a total of 229,293 shares, which were converted to a dollar equivalent and are being withheld from employees' paychecks from October 1, 1999 to October 31, 2001. Unless an employee has previously withdrawn from the Plan, shares will be issued on November 1, 2001 based on contributions to date. Employee payroll deductions under the Plan are commingled with the general funds amounts of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

         Contributions - Contributions to the Plan are made by participants based on the amount of participant elections. Participants' contributions are limited to $25,000 during the purchase period from October 1, 1999 to October 31, 2001. Contributions are primarily made through automatic payroll deductions.

         Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

         Administrative Expenses - The Compensation Committee of the Board of Directors of the Plan administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.


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         Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to his or her contributions to the Plan.

         The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at November 1, 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of Plan Sponsor stock.

3.       INCOME TAXES

         The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

         An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.


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